WIDESCOPE RESOURCES INC.
(formerly International Gemini Technology Inc.)

NAME CHANGE COMPLETED – Results of Annual & Special Meeting of Shareholders

Vancouver, B.C. – July 20, 2006 – Widescope Resources Inc. (CUSIP: 96759N 100) – formerly International Gemini Technology Inc. – today announced that pursuant to a resolution of shareholders passed at the June 29, 2006 Annual & Special Meeting of shareholders — on July 12, 2006 the corporation changed its name from International Gemini Technology Inc. to Widescope Resources Inc. There was no change in the corporation’s capital structure.

At the meeting, the shareholders reelected Edward Ford, Martin Schultz, John Stanton, Edward Dolejsi and Douglas Ford as directors of the Corporation; and Dale Matheson Carr-Hilton Labonte, Chartered Accountants were reappointed as auditors of the Corporation.

Following the meeting the directors appointed Edward Dolejsi, President; Martin Schultz, Secretary and Edward Ford Vice President, Finance of the Corporation. The Audit Committee was constituted with Edward Ford, John Stanton and Douglas Ford as its members.

Computershare Investor Services Inc. at its Canadian offices in Vancouver, British Columbia and Toronto, Ontario remains the Registrar and Transfer Agent for the Corporation’s common shares.

Widescope Resources Inc. is a public company that historically traded on the Toronto Stock Exchange [Symbol: GMT] and NASDAQ [Symbol: GMTIF]. Upon encountering financial difficulties in its previous business as a designer and manufacturer of application specific integrated circuitry for personal computers, the Company sought creditor protection in 1990. At that time a new management team took over stewardship of the Company; arranging for its reorganization, recapitalization and its return to active operations. The Company remains a reporting issuer in the provinces of British Columbia and Ontario as well as a registrant as a foreign private issuer in the United States under the Securities Exchange Act of 1934.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

Doug Ford, Director
Phone: 604.904.8481 ext. 460